Exhibit 99.1

NEWS FOR IMMEDIATE RELEASE
August 14, 2015

Investor Relations:
Lisa Netz
Ambassadors Group, Inc.
(509) 568-7800

Ambassadors Group, Inc. Announces Board Approval of Dissolution and Liquidation,
Reports Second Quarter Earnings Results

Spokane, WA, August 14, 2015 - Ambassadors Group, Inc. (NASDAQ:EPAX), today announced that its Board of Directors has determined that it is in the best interests of the Company’s shareholders for the Company to dissolve, liquidate and distribute to stockholders its available assets.  Separately, the Company reported its results for the second quarter ended June 30, 2015.

The Company has been engaged in a lengthy and intensive evaluation of potential strategic alternatives in order to preserve and maximize stockholder value.  Those potential alternatives included pursuing a strategic transaction with a third party, such as a merger or sale of the Company and dissolving the Company, winding down its remaining operations and distributing its net assets to its stockholders, after making appropriate reserves for liabilities and expenses.

“After evaluating the Company’s strategic options, the Board of Directors has reached the conclusion that it is in the best interests of the stockholders to dissolve and liquidate the Company,” stated Philip B. Livingston, Ambassadors Group Chief Executive Officer.  “The Board of Directors and management, together with the Company’s advisors, devoted substantial time and effort in seeking, identifying and pursuing opportunities to enhance stockholder value; however, the process to date has not yielded any opportunities viewed by the Board as reasonably likely to provide greater realizable value to stockholders than the complete dissolution and liquidation of the Company,” Mr. Livingston continued.

The Company’s dissolution was unanimously approved by the Board of Directors but is subject to stockholder approval.  The Company intends to present this proposal to its stockholders of record as of September 10, 2015 at a special meeting of shareholders.  The Company will file prescribed proxy materials with the Securities and Exchange Commission in advance of that meeting. In connection with the dissolution, the Company intends to distribute to its stockholders all available cash other than as may be required to pay expenses and pay or make reasonable provision for known and potential claims and obligations of the Company, as required by applicable law.  The Board of Directors’ decision contemplates an orderly wind down of the Company’s remaining business and operations, including the dissolution and winding-up of subsidiaries.  If approved by the Company’s stockholders, the Company intends to file a certificate of dissolution, pay, satisfy, resolve or make reasonable provisions for claims and obligations as well as anticipated costs associated with the Company’s dissolution and liquidation, and seek to convert its remaining assets into cash or cash equivalents as soon as reasonable, practicable and financially prudent.

If the Company’s stockholders approve the proposal, the Company currently expects to make an initial liquidating distribution to stockholders of approximately $44 million up to $50 million, or $2.50 up to $2.85 per share.  The Company expects to make this initial liquidating distribution as soon as practicable following receipt of stockholder approval and filing of a certificate of dissolution.  The amount of this initial distribution reflects the Company’s current liquid assets offset in part by provisions, or reserves, for future operating costs and expenses associated with dissolution and liquidation and, as required by law, for other known and potential claims and obligations.

Delaware law requires that, in connection with a dissolution, the Company’s Board of Directors make reasonable provision for known and potential claims and obligations of the Company and maintain those reserves until resolution of such matters.  The Board of Directors, in consultation with its advisors, has evaluated the liabilities, expenses, and known potential claims and obligations of the Company, as well as other matters, in order to estimate the amount that will be reserved.  Insofar as the reserves required by applicable law exceed, in the view of the Board of Directors, the ultimate amounts the Company will likely be required to pay creditors, the Board of Directors believes there is a reasonable possibility that a portion of the reserves will ultimately be distributed to stockholders.  The Board of Directors currently believes that total aggregate distributions to stockholders could range between $44 million and $53 million, or $2.50 and $3.00 per share.  The Board will evaluate the Company’s reserves on a periodic basis and will approve liquidating distributions when and as it deems appropriate.  Additional liquidating distributions will be made to the extent the required contingency reserves are released and upon the Company’s non-cash assets being monetized, which would likely span a multi-year period.  Further details regarding anticipated future distributions will be disclosed in the Company’s proxy materials to be filed in connection with the special meeting.

The amount distributable to stockholders, both initially and in total, may vary substantially from the amounts currently estimated based on many factors, including the resolution of outstanding known claims and obligations, the possible assertion of claims that are currently unknown to the Company, the ability to receive reasonable value when selling or otherwise monetizing its assets, and costs incurred to wind down the Company’s business.  Further, if additional amounts are ultimately determined to be necessary to satisfy or make provision for any of these obligations, stockholders may receive substantially less than the current estimates.

Until such time, if any, as the stockholders approve the Company’s dissolution, and the Board of Directors decides, and instructs management, to proceed with a dissolution, the Company will continue to investigate and consider any feasible, alternative, value-creating transactions of which it becomes aware.  If prior to its dissolution the Company receives an offer for a transaction that, in the view of the Board, would be expected to provide superior value to stockholders than the value of the currently estimated distributions, taking into account factors that could affect valuation, including timing and certainty of payment or closing, proposed terms and other factors, the dissolution could be abandoned in favor of such a transaction, even if dissolution has been previously approved by the Company’s stockholders.

In a Form 8-K filed with the SEC on July 23, 2015, the Company disclosed its estimates of various cash and non-cash exit costs, including for severance and related compensation benefits, rent and other contract termination fees, acceleration of depreciation and other prepaid costs, and other associated costs related to its closing.  These amounts are estimated below and are not audited:

•	Approximately $1.3 million to $2.4 million in severance costs, including $0.3 million in non-cash charges for the acceleration of equity awards under the terms of existing separation agreements;
•	Non-cash charge of approximately $2.0 million in property and equipment and other asset write-downs;
•	Estimated $0.6 million to $1.3 million in various contract termination fees, ongoing maintenance expenditures, and facility and business closure expenses; and
•	Approximately $0.4 million to $0.8 million in estimated legal and other professional fees including estimated ongoing insurance costs.

The Company expects to recognize the majority of the charges in the third and fourth quarters of 2015.

The Company operates on a calendar year basis for financial reporting.  Due to seasonality, the Company historically was typically not profitable in the first and fourth quarters.  During the second and third quarters, the majority of delegates traveled and the Company recognized revenue at that time.  In the upcoming quarter ended September 30, 2015, the Company expects to be profitable and all delegate payments made, less the costs to deliver those programs and refunds, will be converted to deployable cash.  The Company anticipates margins and patterns from delegate travel that will be consistent with those produced in past summer travel periods.  At July 31, 2015, deployable cash, as defined herein, was $54.4 million.

Investors are encouraged to consider the Company’s June 30, 2015 deployable cash, its pattern and margin of third quarter profitability and the summary of exit costs, when evaluating the Company’s stock.  There are risks, including the risk of litigation that should be considered as well.  Investors should refer to the Company’s Form 10-K and 10-Q filings with the SEC for its discussion of Risk Factors.

Financial Results Overview
•	Gross revenue from continuing operations of $47.2 million during the first six months of 2015 compared to $57.4 million in the prior year period, a 17.7 percent decline year-over-year. The Company traveled 7,256 delegates compared to 8,903 delegates during the first six months of 2014.

•	For the first six months of 2015, net income was $6.6 million compared to a net loss of $11.7 million during the comparable period. Before special items, net income of $6.6 million during the current period improved by $4.9 million compared to net income of $1.7 million reported during the first six months of 2014. During the first six months of 2014, the Company recorded $13.4 million in special items net of tax, including the results of discontinued operations.

•	Operating expenses for the current six-month period were $11.4 million, down 36 percent from $17.8 million from continuing operations in the prior year period before special items.

•	Cash, cash equivalents, and available for sale securities totaled $70.9 million at June 30, 2015 compared to $57.5 million on June 30, 2014, a $13.4 million increase year-over-year. Deployable cash, as defined herein, totaled $45.2 million compared to $25.3 million in the prior year period.

Financial Highlights
(in thousands except per share data)

	UNAUDITED
	Quarter ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gross revenue, all travel programs	$46,798	$56,805	$47,188	$57,365
Gross margin, all travel programs	17,655	18,869	17,797	19,049
Operating expense from continuing operations	4,538	12,565	11,384	22,267
Operating expense from continuing operations before special items	4,538	8,378	11,384	17,791
Income (loss) from continuing operations	13,214	4,635	6,602	(3,196)
Income from continuing operations before special items	13,214	8,822	6,602	1,280
Loss from discontinued operations, net of tax	-	(8,820)	-	(8,540)
Net income (loss)	13,214	(4,185)	6,602	(11,736)
Net income before special items	13,214	7,644	6,602	1,675
Net income (loss) per diluted share	0.76	(0.25)	0.38	(0.70)
Net income per diluted share before special items	0.76	0.45	0.38	0.10

Second Quarter 2015 Results

During the second quarter of 2015, the Company traveled 7,142 delegates compared to 8,720 delegates during the prior year quarter, a decline of 18.1 percent year-over-year.  Total revenue from continuing operations was $19.5 million compared to $21.7 million.  Gross margin from continuing operations for the quarter was $17.7 million compared to $18.9 million during the second quarter of 2014, a decline of 6.4 percent, and gross margin percentage was 37.7 percent compared to 33.2 percent in the prior year period. The improvement in gross margin is due primarily to improved foreign exchange rates year-over-year.  Gross margin is calculated as the sum of gross revenue non-directly delivered programs and gross revenue directly delivered programs less cost of sales non-directly delivered programs and costs of sales directly delivered programs.

Second quarter operating expenses from continuing operations were $4.5 million compared to $12.6 million in the prior year period, an improvement of $8.1 million year-over-year.  The prior year period included special items totaling $4.2 million related to asset impairment charges and restructuring costs from work force reductions and associated severance and separation expenses.  Current quarter expenditures are lower from less marketing spend, lower personnel expense based on headcount reductions, and lower overall spend across the organization year-over-year.

During the current year period, the Company did not record income tax expense as it has sufficient net operating loss carryforwards to offset against its taxable income and does not anticipate generating taxable income in excess of the amount of its available carryforwards.  The prior year period includes an income tax provision from continuing operations of $1.8 million.

During the third quarter of 2014, the Company announced it had consummated the sale of its wholly-owned subsidiary BookRags.  All prior year activities related to BookRags are reflected as discontinued operations.  The Company recorded a loss from discontinued operations during the second quarter of 2014 of $8.8 million, which included a goodwill impairment charge of $9.7 million.

The Company reported net income during the second quarter of 2015 of $13.2 million, or $0.76 per diluted share, compared to a net loss of $4.2 million, or $0.25 per diluted share, in 2014.

Six Months Ended June 30, 2015 Results

During the first six months of 2015, the Company traveled 7,256 delegates compared to 8,903 delegates during the prior year period, a decline of 18.5 percent year-over-year.  Total revenue from continuing operations was $19.8 million compared to $22.0 million.  Gross margin from continuing operations during the first six months of 2015 was $17.8 million compared to $19.0 million during the same period in 2014, a decline of 6.6 percent, and gross margin percentage was 37.7 percent compared to 33.2 percent in the prior year period.

The Company reported net income of $6.6 million, or $0.38 per diluted share, during the first six months of 2015 compared to a net loss of $11.7 million, or $0.70 per share, in the prior year period.  The variance in results is due to an improvement of $10.9 million in operating expenditures year-over-year, offset by lower total revenue from continuing operations due to the decline in traveled delegates.  The prior year period also included a loss of $8.5 million from discontinued operations that did not reoccur in the current period.

Balance Sheet and Liquidity

Total assets at June 30, 2015 were $85.1 million compared to $95.9 million one year ago.  Cash, cash equivalents and short-term available-for-sale securities increased $13.4 million to $70.9 million at June 30, 2015 compared to the balance at June 30, 2014.  Long-term assets totaled $1.5 million at June 30, 2015 compared to $19.0 million at June 30, 2014, the decrease impacted from the sale of the Company’s corporate headquarters building during the fourth quarter of 2014 and from the sale of its BookRags subsidiary during the third quarter of 2014.  Total liabilities were $38.3 million, including $33.3 million in participant deposits for upcoming travel.  Deployable cash, a non-GAAP measure defined in the attached schedules, at June 30, 2015, totaled $45.2 million, a $19.9 million increase over June 30, 2014.

The below table summarizes the cash flows as further disclosed in the accompanying consolidated statements.  Free cash flow, a non-GAAP measure defined as cash flow from operations less purchases of property, equipment and intangibles, is also noted (in thousands). We believe this non-GAAP measurement is useful to investors in understanding the cash generated or distributed within the current period for future use in operations.

	UNAUDITED Six months ended June 30,
	2015	2014
Net cash provided by operating activities	$9,819	$12,988
Purchases of property, equipment and intangibles	(488)	(1,098)
Free cash flow	9,331	11,890

Net purchase of available-for-sale securities	(4,783)	(10,656)
Repurchase of common stock	(51)	(186)
Other cash flows, net	430	(109)
Net increase in cash and cash equivalents	$4,927	$939

About Ambassadors Group, Inc.

Ambassadors Group, Inc. (NASDAQ: EPAX) is located in Spokane, Washington and is an education and student travel company. In this press release, “Company”, “we”, “us”, and “our” refer to Ambassadors Group, Inc. and its subsidiaries.  On July 13, 2015, we announced our plan to cease operations and close our student and adult travel business by the end of 2015.  Additional information about Ambassadors Group, Inc. is available at www.peopletopeople.com and www.ambassadorsgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding actual and expected financial performance and the reasons for variances between period-to-period results. Forward-looking statements, which are included per the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this release. Such forward-looking statements speak only as of the date of this release and may not reflect risks related to international unrest, outbreak of disease, conditions in the travel industry, the direct marketing environment, changes in economic conditions, changes in foreign currency rates and changes in the competitive environment. We expressly disclaim any obligation to provide public updates or revisions to any forward-looking statements to reflect any changes in expectations or any change in events. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be met. For a more complete discussion of certain risks and uncertainties that could cause actual results to differ materially from anticipated results, please refer to the Ambassadors Group, Inc. 10-K filed with the SEC on March 25, 2015, and its proxy statement filed with the SEC on March 30, 2015.

Additional Information About The Proposed Dissolution And Where You Can Find It

This press release is for informational purposes only. It is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of the Company.  In connection with the Company’s proposed dissolution, the Company will file a proxy statement with the SEC for a special shareholder meeting and shareholders are strongly advised to read the proxy statement when it becomes available because it will contain important information about the proposed dissolution. Investors and shareholders may obtain a free copy of the proxy statement (when available) and other documents filed by the Company at the SEC’s web site at http://www.sec.gov. The proxy statement (when available) and other relevant documents may also be obtained for free from the Company by directing a request to Ambassadors Group, Inc., c/o Investor Relations, 157 S. Howard, Suite 601, Spokane Washington 99201.

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed dissolution. Certain information regarding the interests of such directors and executive officers is included in the Company’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 30, 2015, and will be included in the proxy statement relating to the proposed dissolution when it becomes available.

AMBASSADORS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	UNAUDITED
	Quarter ended June 30,
	2015	2014
Net revenue, non-directly delivered programs (1)	$16,525	$18,092
Gross revenue, directly delivered programs (2)	2,956	3,565
Total revenue	19,481	21,657
Cost of sales, directly delivered programs (2)	1,826	2,234
Cost of sales, program merchandise markdown	-	554
Gross margin (3)	17,655	18,869

Operating expenses:
Selling and marketing	3,064	5,827
General and administration	1,429	3,307
Restructuring costs	-	1,431
Asset impairments	45	2,000
Total operating expenses	4,538	12,565

Operating income	13,117	6,304

Other income (expense):
Interest and dividend income	157	141
Foreign currency and other income (expense)	(60)	5
Total other income (expense)	97	146
Income before income tax provision	13,214	6,450
Income tax provision	-	(1,815)

Income from continuing operations	13,214	4,635

Discontinued operations:
Loss from discontinued segment	-	(9,830)
Income tax benefit	-	1,010
Net loss from discontinued operations	-	(8,820)

Net Income (Loss)	$13,214	$(4,185)

Weighted average shares outstanding – basic	17,298	17,047
Weighted average shares outstanding – diluted	17,377	17,159
Discontinued operations weighted average shares outstanding - basic and diluted	n/a	16,823

Income from continuing operations per share — basic	$0.76	$0.27

Income from continuing operations per share — diluted	$0.76	$0.27

Loss from discontinued segment per share — basic and diluted	$-	$(0.52)

Total net income (loss) per share - basic and diluted	$0.76	$(0.25)

(1)
Net revenue, non-directly delivered programs consists of gross revenue, less program pass-through expenses for non-directly delivered programs because we primarily engage third-party operators to perform these services.

	UNAUDITED
	Quarter ended June 30,
	2015	2014	% Change
Gross revenue	$43,842	$53,240	-18%
Cost of sales	27,317	35,148	-22%
Net revenue	$16,525	$18,092	-9%

(2)	Gross revenue and cost of sales for directly delivered programs are reported as separate items because we plan, organize and operate all activities, including speakers, facilitators, events, accommodations and transportation.

(3)	Gross margin is calculated as the sum of gross revenue non-directly delivered programs and gross revenue directly delivered programs less cost of sales non-directly delivered programs and costs of sales directly delivered programs. Gross margin percentage is calculated as gross margin divided by the sum of gross revenue non-directly delivered programs and gross revenue directly delivered programs.

AMBASSADORS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	UNAUDITED
	Six months ended June 30,
	2015	2014
Net revenue, non-directly delivered programs (1)	$16,619	$18,208
Gross revenue, directly delivered programs (2)	3,132	3,838
Total revenue	19,751	22,046
Cost of sales, directly delivered programs (2)	1,954	2,443
Cost of sales, program merchandise markdown	-	554
Gross margin (3)	17,797	19,049

Operating expenses:
Selling and marketing	7,593	12,500
General and administration	3,746	6,228
Restructuring costs	-	1,539
Asset impairments	45	2,000
Total operating expenses	11,384	22,267

Operating income (loss)	6,413	(3,218)

Other income (expense):
Interest and dividend income	286	273
Foreign currency and other income (expense)	(97)	8
Total other income (expense)	189	281
Income (loss) before income tax provision	6,602	(2,937)
Income tax provision	-	(259)

Income (loss) from continuing operations	6,602	(3,196)

Discontinued operations:
Loss from discontinued segment	-	(9,494)
Income tax benefit	-	954
Net loss from discontinued operations	-	(8,540)

Net Income (Loss)	$6,602	$(11,736)

Weighted average shares outstanding – basic	17,291	16,789
Weighted average shares outstanding – diluted	17,423	16,789

Income (loss) from continuing operations per share — basic and diluted	$0.38	$(0.19)

Loss from discontinued segment per share — basic and diluted	$-	$(0.51)

Total net income (loss) per share - basic and diluted	$0.38	$(0.70)

(1)
Net revenue, non-directly delivered programs consists of gross revenue, less program pass-through expenses for non-directly delivered programs because we primarily engage third-party operators to perform these services.

	UNAUDITED
	Six months ended June 30,
	2015	2014	% Change
Gross revenue	$44,056	$53,527	-18%
Cost of sales	27,437	35,319	-22%
Net revenue	$16,619	$18,208	-9%

(2)	Gross revenue and cost of sales for directly delivered programs are reported as separate items because we plan, organize and operate all activities, including speakers, facilitators, events, accommodations and transportation.

(3)	Gross margin is calculated as the sum of gross revenue non-directly delivered programs and gross revenue directly delivered programs less cost of sales non-directly delivered programs and costs of sales directly delivered programs. Gross margin percentage is calculated as gross margin divided by the sum of gross revenue non-directly delivered programs and gross revenue directly delivered programs.

AMBASSADORS GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	UNAUDITED		AUDITED
	June 30,		December 31,
	2015	2014	2014
Assets
Current assets:
Cash and cash equivalents	$6,929	$10,412	$2,002
Restricted cash	-	-	400
Available-for-sale securities	63,962	47,088	59,502
Foreign currency exchange contracts	2	60	-
Prepaid program cost and expenses	12,203	17,918	1,335
Accounts receivable	405	1,421	666
Total current assets	83,501	76,899	63,905
Property and equipment, net	1,442	14,633	2,429
Available-for-sale securities	-	729	-
Intangibles	-	3,462	-
Goodwill	70	70	70
Other long-term assets	37	85	81
Total assets	$85,050	$95,878	$66,485

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,431	$7,145	$2,794
Participants’ deposits	33,219	41,043	23,161
Foreign currency exchange contracts	326	-	1,345
Deferred tax liabilities	17	77	18
Other liabilities	187	103	1
Total current liabilities	38,180	48,368	27,319
Participants’ deposits	87	1,822	-
Deferred tax liabilities	6	19	6
Total liabilities	38,273	50,209	27,325
Stockholders’ equity	46,777	45,669	39,160
Total liabilities and stockholders’ equity	$85,050	$95,878	$66,485

AMBASSADORS GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	UNAUDITED
	June 30,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$6,602	$(11,736)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,100	2,977
Stock-based compensation	466	1,168
Deferred income tax benefit	-	(805)
Gain on foreign currency exchange contracts	(99)	-
Loss on disposition and impairment of property and equipment, other assets	390	2,000
Loss on impairment of goodwill	-	9,711
Program merchandise writedown	-	554
Excess tax shortfall from stock-based compensation	-	109
Change in assets and liabilities:
Accounts receivable and other assets	261	368
Prepaid program costs and expenses	(10,868)	(11,403)
Accounts payable, accrued expenses, and other current liabilities	1,822	3,542
Participants’ deposits	10,145	16,503
Net cash provided by operating activities	9,819	12,988

Cash flows from investing activities:
Purchase of available-for-sale securities	(14,783)	(24,517)
Proceeds from sale of available-for-sale securities	10,000	13,861
Purchase of property and equipment	(488)	(952)
Proceeds from sale of property and equipment	30	-
Purchase of intangibles	-	(146)
Proceeds from the sale of BookRags	400	-
Net cash used in investing activities	(4,841)	(11,754)

Cash flows from financing activities:
Repurchase of common stock	(51)	(186)
Excess tax shortfall from stock-based compensation	-	(109)
Net cash used in financing activities	(51)	(295)

Net increase in cash and cash equivalents	4,927	939
Cash and cash equivalents, beginning of period	2,002	9,473
Cash and cash equivalents, end of period	$6,929	$10,412

SPECIAL ITEMS

During the third quarter of 2014, and in furtherance to its restructuring plan initiated in 2013, the Company announced it had consummated a sale of its wholly-owned subsidiary BookRags.  All activities related to BookRags during 2014 are reflected as discontinued operations, and for comparability of ongoing business activities, are included in special items below.  As a result, the operations as presented in the accompanying consolidated statements for the three and six months ended June 30, 2014 do not reflect a meaningful comparison between periods or in relation to the operational activities of the Company.  In order to provide more meaningful disclosure, the following non-GAAP table represents a reconciliation of certain earnings measures before special items to those same items after the impact of special items (in thousands except per share data).  There were no special items recorded during the first and second quarters of 2015.

`	UNAUDITED
	Net Income (Loss)		EPS
	Three months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
Amount before special items	$13,214	$7,644	$0.76	$0.45
Discontinued operations, net of tax	-	(8,820)	-	(0.52)
Asset impairments	-	(2,000)	-	(0.12)
Restructuring costs	-	(1,431)	-	(0.08)
Legal and other fees	-	(92)	-	(0.01)
Separation payments	-	(664)	-	(0.04)
Tax impact	-	1,178	-	0.07
Amount per consolidated statement of operations	$13,214	$(4,185)	$0.76	$(0.25)

	UNAUDITED
	Net Income (Loss)		EPS
	Six months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Amount before special items	$6,602	$1,675	$0.38	$0.10
Discontinued operations, net of tax	-	(8,540)	-	(0.51)
Asset impairments	-	(2,000)	-	(0.12)
Restructuring costs	-	(1,539)	-	(0.09)
Legal and other fees	-	(273)	-	(0.02)
Separation payments	-	(664)	-	(0.04)
Tax impact	-	(395)	-	(0.02)
Amount per consolidated statement of operations	$6,602	$(11,736)	$0.38	$(0.70)

DEPLOYABLE CASH

Deployable cash is a non-GAAP liquidity measurement and is calculated as the sum of cash and cash equivalents, short-term available-for-sale securities, and prepaid program costs and expenses, less the sum of accounts payable, accrued expenses and other short-term liabilities (excluding deferred taxes) and participant deposits. We believe this non-GAAP measurement is useful to investors in understanding important characteristics of our business.

The following summarizes deployable cash at June 30, 2015 and 2014, and July 31, 2015, (in thousands):

	UNAUDITED		UNAUDITED
	June 30,		July 31,
	2015	2014	2015
Cash, cash equivalents and short-term available-for-sale securities	$70,891	$57,500	$61,601
Prepaid program cost and expenses	12,203	17,918	431
Less: Participants’ deposits	(33,306)	(42,865)	(1,697)
Less: Accounts payable / accruals / other liabilities	(4,618)	(7,248)	(5,908)
Deployable cash	$45,170	$25,305	$54,427